Film: What Are You Doing New Year's?

entertainment female fou

A romantic comedy set at the same holiday house party over the course of 6 years

WHATAREYOUDOINGNEWYEARS.COM LOS ANGELES CALIFORNIA


What Are You Doing New Year's?
a yuletide romantic comedy

This film has been years in the making. We have literally lived this story and are excited to share it with an audience. We also love both the romantic comedy and holiday genres, so this project felt like the perfect film for us to bring out into the world.

Christine Weatherup Director / Writer @ Film: What Are You Doing New Year's?

OVERVIEW
STORY
INVESTOR
Q&A

Why you may want to support us...

1. Director / Writer has acted in Watchmen, Mad Men, Westworld, Greys Anatomy, Criminal Minds, and more.
2. Producers' credits include work on Brooklyn Nine-Nine, Ellen, Comedy Central, Verizon, Disney, Facebook Watch, and HBO's "The Newsroom."
3. Award-winning, professional team with a proven track record, Emmy nominations, IAWTV Awards, and Webby Awards.
4. There is an annual appetite for Christmas films.
5. You want to support female filmmakers. In 2018, only 8% of films were directed by a woman.
6. We are alumni of over 20+ Film Festivals and have relationships from across the globe.
7. Our team has a total of 50+ years of cumulative Hollywood experience creating content you recognize and love.
8. We have relationships with distributors, sales agents, and agencies, so when our film is complete, we will find a home for it.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Christine Weatherup
Director / Writer
Award-winning actor & filmmaker. Credits include Watchmen, Westworld, Mad Men, Grey's Anatomy and Criminal Minds.

Beatriz Chahin
Producer
Producers Guild of America and IATSE Local 871 member. Credits include many critically acclaimed TV shows including NBC's Golden Globe-winning "Brooklyn Nine-Nine," HBO's "The Newsroom", and NBC's "Go On,"

Matt Enlow
Producer
Emmy-nominated producer, IAWTV Winner. Enlow has made series with Facebook Watch, Ellen, Comedy Central, Verizon, and Disney.

Andy Young
Editor
IATSE Local 700 Film Editor. Work has played major film festivals like SXSW & amassed over +300m views online. Currently editing for Netflix.

Jane Flowers
Casting Director
Hailing from NY, Jane Flowers moved to LA to attend UCLA's MFA Acting program. After graduating, she discovered that casting was a path that better suited her. She has worked on film and tv projects such as A BAD MOM'S CHRISTMAS, SEAL TEAM, and CLAWS

Dana Olinsky
Costume Designer
A Costume Designer and Costumer from Cherry Hill, NJ, Dana graduated with a BFA from Emerson College. She is currently a set costumer on Brooklyn 99. Past credits include: The Good Place, Forever, Wet Hot American Summer (Netflix), and Mad Men.

Why people love us

She has been thoughtful about her approach to the project and has a clear game plan for the project. She has taken key steps towards getting it completed.

Jenny Weatherup
Investor

I've worked with Christine for several years in business management, and I've also worked with her as a filmmaker/actor. She approaches every project with the grounded passion every director needs to create a lasting impression that gains the right amount of traction to succeed. Her talent as an actor is award-winning, and it shows - without fail.
Abigail Wright Investor $0

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WAYDNY Oct 2019 .pdf

The Story of "What Are You Doing New Year's?" ...

The ways in which films are made haven't changed much since the early days of Hollywood. Still, in this day and age, it takes a revolutionary way of thinking to prosper in independent filmmaking, and we're doing just that. We've incorporated years of experience, i.e., building audiences from scratch, guiding global brand's marketing and community strategy, and producing award-winning films on a limited budget to tremendous results. All of that work will be culminating in a film that you will want to be a part of: *What Are You Doing New Year's?*

We started making content in 2009. Back then, no one had heard of crowdfunding, digital media, or us...

But that changed. We won awards for our work: Best Screenplay (*KIA*), Best Short (*KIA*), Best Comedy (*Squaresville*), Best Writing Comedy (*Squaresville*), Best Ensemble (*Squaresville*)... We traveled all over the country, making connections at film festivals like Austin Film Fest, Durango, Breckenridge, Woodstock, Sidewalk and tons of regional festivals. Over 20 in total.



Christine winning Best Screenplay at Breckenridge Film Fest, Matt & Christine at the Emmys and Beatriz, Christine and Matt at the Hill Country Film Festival

Now we're embarking on our next feature film...


WHAT ARE YOU DOING NEW YEAR'S?
A YULETIDE ROMANTIC COMEDY


The Story
Meet Annie and Tom Clark: They throw a Christmas party every year, "Clarkmas." Over the years, it's become the go-to holiday event for their ragtag group of friends. When chronically single Natalie and Logan continue to run into each other at the party every year, they begin to wonder if maybe they're meant to be together...


The Tone
A DIFFERENT KIND OF CHRISTMAS MOVIE
This is not a typical Hallmark Christmas movie. It's an ensemble Rom-Com that happens to take place during the holidays. What better setting for a second coming of age? It's relatable, fun, and heartfelt, aimed at a broader, millennial audience. The film is modern, while still tugging on the heart strings, and tackles generationally relevant themes of what it means to "adult" and how young adults fit into an ever-changing family unit.
We turn holiday movies tropes on their head—we've got the archetypal hot mess character (Natalie) who is actually far more nuanced and not the mess you see on the surface.
This film digs into the characters so it's not a surface-level candied confection, but instead a rich, complex dessert fit for any holiday table.

Why Now?

Not only has technology advanced to the point where cameras and film equipment have become so advanced that you can produce a high-quality film for a fraction of the cost, but the appetite for motion pictures has ballooned as well. We're at an inflection point in filmmaking, where the digital revolution and video consumption are at an all-time high...

Especially for Christmas movies

State of the Business:

Did you see that Kurt Russell Christmas movie (*The Christmas Chronicles*) on Netflix last year? That film was streamed over 20 million times the week that it opened. (IndieWire)


N
THE CHRISTMAS CHRONICLES

It's not just Netflix that's seeing huge holiday numbers. That's just the tip of the holiday movie iceberg. Hallmark's Christmas offerings set network records. (Cosmo)

> *They achieved "top standing among its key demographics of women 25-54 and 18-49 ... more than 36 million viewers have already tuned in for the first three weeks of programming in 2018..."*

And according to BusinessInsider, "S&P Global Market Intelligence, estimated that Hallmark reeled in $431.3 million in revenue between advertising and affiliate fees from cable distributors."

> *60% of families watch at least one Christmas Movie Together (Statista.com)*

And independent films have seen big gains as well. Last year Sundance saw a "spending spree" of eight-figure acquisitions, according to The Wrap.

In Big-Money Acquisitions Take Indie Film Market By Surprise (The Wrap) New Line paid $15M for indie film *Blinded By The Light.*

> *"Buyers will pay a serious premium for high quality content that has wide release appeal," Valparaiso Pictures' David Carrico said. "Aside from the outliers, buyers want fresh original films from filmmakers who have a real voice that can cut through all the noise."*

Timeline:

- Early 2020 --Principal Photography

- Summer 2020 -- Post-Production

- 2021 -- Film Festival Run

- November 2021 -- Distribution & Release (just in time for the holidays!)

Distribution:

We will be seeking to premiere the film at a top-tier festival, with the goal being to finish the film in time to submit to South by Southwest for a 2021 premiere. Other possible premiere venues include Sundance, Slamdance, Toronto, Tribeca, Cannes, or Berlin. These are festivals that offer the best possibility for a distribution deal.

The easiest distribution strategy and return on investment would come from an all-rights deal for the film. However, if an all-rights deal isn't lucrative for all parties, we are prepared to enter into what's known as a "hybrid" distribution plan. In that plan, we would utilize the services of a sales agent, along with our own relationships, and distribution aggregators to distribute our film to platforms like Amazon, iTunes, and Netflix.

Revenue for the film will come from the following sources:

- Theatrical Receipts

- Festival Screening Fees

- Broadcast Television

- Traditional DVD Sales

- Direct-to-Consumer DVD Sales

- Foreign Sales

- Cable VOD

- Internet VOD / Streaming

- In-Flight Entertainment and Hotel VOD

Our Progress:

In anticipation of our early 2020 production schedule, we've already begun assembling our

key crew and cast members. We've been holding casting sessions for the last month in search of our lead characters, and have been auditioning actors from Hollywood's top agencies. Additionally, we've been interviewing key crew members, to make sure we have a professional team that gels well together and has ample preparation time for the upcoming shoot. With a great cast and crew nearly assembled, we'll be ready to launch into production promptly in 2020.

Use of Funds:

The process of filmmaking is becoming increasingly economical as technology improves. Thanks to better cheaper gear, our funds will go towards hard costs like skilled labor, shooting locations, extras, props, and wardrobe. As our budget expands, so does the scale of the production.

A Note from the Producers...

In 2018, women accounted for just 8% of directors. We want to change this statistic with your help.

Though society has made large advances in gender parity, writer/directors are still overwhelmingly male. On a human level, that's disappointing. On a business level, that means there's an opportunity in the marketplace. Audiences crave stories from underserved female voices. Films like *Lady Bird*, *Wonder Woman,* and *Selma* are winning awards and setting box office records. By investing in *What Are You Doing New Year's,* you would be supporting one of those voices.

In Closing

This is your chance to be a part of a film filled with warmth, laughs, and love, made by a group of filmmakers committed to seeing their movie become a staple in holiday programming for years to come.

Haven't you wanted to be in the film business? Come join the party!



Investor Q&A

− COLLAPSE ALL

What does your company do?

We're a film production company, here to make funny, heartfelt entertainment everyone can enjoy, and will revisit year after year.

Where will your company be in 5 years?

We plan for the film to be completed, distributed and enjoyed annually, as a holiday staple, re-running on cable and streaming in homes across the globe, as a holiday tradition, and bringing reliable profits to our investors as a result. We've already begun locking in cast and crew so that shooting will commence early in 2020.

Why did you choose this idea?

This film has been years in the making. We have literally lived this story and are excited to share it with an audience. We also love both the romantic comedy and holiday genres, so this project felt like the perfect film for us to bring out into the world.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Not only has technology advanced to the point where cameras and film equipment have become so advanced that you can produce a high-quality film for a fraction of the cost, but the appetite for motion pictures has ballooned as well. We're at an inflection point in filmmaking, where the digital revolution and video consumption are at an all-time high... Especially for seasonal entertainment. Companies like Netflix, Hallmark, and Lifetime are all making more and more holiday films to compete for the growing audience.

What is your proudest accomplishment?

Our films have been an official selection of over 25 film festivals. Our projects have appeared on the front page of Variety, in features in Entertainment Weekly and in USA Today. We have been nominated for major awards, including an Emmy.

How far along are you? What's your biggest obstacle?

Our script is polished and production-ready, our key crew members are signed on, and our casting is underway. We will be finding the perfect cast for this ensemble comedy, balancing recognizable faces, impeccable comic timing, and heartfelt drama.

Our production timeline may represent the biggest obstacle. Because our film is set during the holidays, it's important that we release it by November. This means we must film at the beginning of 2020 to ensure that we have enough time to finish post-production and secure a strong distribution offer.

Who are your competitors? Who is the biggest threat?

Every year new Christmas movies are released. What makes our film unique, however, is that it's a different type of holiday film. While Lifetime and Hallmark set their sights on an older, female demographic, our film is geared toward the growing millennial audience. We fill a niche that is currently underserved in the holiday movie catalog.

What do you understand that your competitors don't?

In the world of seasonal programming, most of the content is geared toward either family audiences or older women. Our film is Christmas counter-programming. Our audience is millennials as well as fans of traditional romantic comedies. You don't even have to celebrate Christmas to love this film. If you have ever been to a party, or have simply wanted to fall in love, this film is for you. By making a movie for this audience, I am confident that our film will stand out from the rest of the holiday movie lineup.

How will you make money?

Once the film is finished, we will secure distribution, with the goal of reaching domestic and international theatrical markets, across streaming services, cable, and Blu-ray.

And the market opportunities are enormous. Of course, we all anecdotally love to watch movies, but for a bit of perspective:

According to the MPAA, "the global entertainment market reached $96.8 billion in 2018... while global home entertainment increased... to reach $55.7 billion."

"Three-quarters (75%) of the U.S./Canada population, or 263 million people, went to the cinema at least once in 2018"

"In 2018, overall spending on home entertainment in the U.S. increased to $23.3 billion, up 12 percent over 2017."

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Filmmaking is a risky endeavor. We've all seen a bad movie, and worse, we've all seen a good movie which failed to find an audience. We plan to apply a tactical marketing strategy, and use cutting-edge techniques designed to target the exact audience hungry for this film. Still, even good films can suffer from being released at a bad time or against stiff competition, or for other reasons beyond the filmmakers' control. Fortunately, because our film has a clear seasonal tie-in, we have reason to believe that the market will be ready to show up for a film like ours.

What do you need the most help with?

Development, production, and distribution all have their challenges, but the act of production -- the literal act of shooting the film -- is the phase with the most significant costs. There are certain hard costs that can't be made up in sweat equity, which is why we're looking for our round of funding to get this film completed. These costs include equipment, locations, and labor.

What would you do with the money you raise?

We're committed to putting as much of your investment up onscreen as possible. If we can raise more money and increase our production budget, it will allow us to make a higher-quality film: we will have more time to shoot, our equipment will be more sophisticated, and the scope of the production can be increased. Funds will be stretched to maximum effect, giving investors the most bang for their buck.